EXHIBIT 99.2

September 29, 2026
Mr. Barry Diller
Chairman of the Board and Senior Executive
People Inc.
555 West 18th Street
New York, NY 10011
Mr. Paul Salem
Chairman of the Board
MGM Resorts International
3600 Las Vegas Boulevard South
Las Vegas, NV 89109

Re: HighSage Ventures supports MGM’s acquisition of PPLI
Dear Barry and Paul:
It was reported last week that MGM Resorts International (“MGM”) is considering the acquisition of People Inc. (“PPLI”) following PPLI’s abandonment of its pursuit to take MGM private. The more we think about it, the more we are convinced that, at a fair price, this would be a good outcome for all parties.
As you know, HighSage Ventures is a permanent capital vehicle focused on investing in exceptional companies with aligned, capable management teams. We aim to partner for the long-term with our investees and to think and act like partial business owners rather than securities traders. We have been substantial shareholders in each of your companies for at least the past several years, and we hope you both agree with this characterization. We firmly believe in both companies and in their respective boards and leadership teams. While we are not unhappy with PPLI’s decision to withdraw its proposal to take MGM private, we are concerned about the distraction this has been to MGM management and employees and frustrated by the perpetual discount to its underlying value which the market assigns to PPLI.
Structured right, an outright acquisition of PPLI by MGM would be compelling for both parties. This transaction makes sense for MGM and its shareholders because it provides an opportunity for the company to continue to repurchase shares at a valuation it finds attractive. Continuing to do so in the open market effectively increases PPLI’s ownership and potentially cedes creeping control without the change of control premium that was contemplated in PPLI’s $48/share take private proposal. As a shareholder, we would not be supportive of that.
We think that the NAV of MGM standalone is worth nearly double the current share price (~$1 billion in domestic OpCo LFCF plus equity stakes in MGM China, BetMGM and MGM Osaka). PPLI currently trades at $40/share, while its MGM stake, corporate cash, LP stake and headquarters alone are worth nearly $45/share. Importantly, debt at People Inc. (the publishing business) is non-recourse. PPLI has $800 million in net cash at the parent, which means that the market is ascribing negative value to People, Turo, Vivian and everything else. This has been persistent for some time, which makes no sense, and while there is a potentially wide range of value for these assets, negative is obviously not one of them.
PPLI’s 67 million MGM shares represent approximately 27% of MGM shares outstanding. By acquiring PPLI, MGM effectively repurchases its own shares at or below the current market price, given PPLI’s large discount to net asset value, and builds on the MGM team’s excellent record of capital allocation. MGM could sell or spin off PPLI’s non-core businesses over time, and depending on the price paid for PPLI and divestiture proceeds, could end up repurchasing up to a quarter of the company.
Importantly, we are concerned both about the ongoing distraction of this saga for the management team and about MGM’s inability to further shrink the share count at what we (and the company) deem to be attractive prices.
For PPLI, it provides the opportunity for all shareholders to monetize the persistent discount that we never signed up for while giving every shareholder, including you, Barry, the option of monetizing that discount in pure play People Inc. shares and cash or MGM stock, both of which you and we believe in. Essentially, you have embarked upon this path anyway; this transaction will cement the transition in one fell swoop.
PPLI as it exists is a flawed security with no natural owner. While there is significant value embedded in the shares, a holding company that basically owns 27% of a public company and a private unrelated operating business simply does not belong in the public markets in its current form. And as much as you and we don’t like it, the market has voted persistently and resoundingly on that issue. A sale to MGM will unlock a holding-company discount that has weighed on the shares for too long.
Barry, we have discussed Henry Singleton and Teledyne with you at length. Singleton turned a conglomerate discount into one of the best capital-allocation records in history. You are already in the pantheon of the great capital allocators of your generation. Taking this step would cement your legacy in a characteristically bold way and allow you to continue to both own and steward People Inc. and MGM into the future.
Consideration. As an illustrative example of how a transaction could proceed, MGM could offer NAV in some combination of cash and stock, with total share issuance capped at 67 million shares (such that the MGM share count can only stay the same or shrink, not grow). For those who prefer stock, MGM can provide that option. For those who prefer cash, MGM will be buying PPLI shares at a significant premium to the market price, and by extension, its own shares at market or perhaps a slight discount. Importantly, a People spin-off into a standalone public company at closing could bring down the net consideration considerably (depending upon how the market would value a business with $1.1 billion of debt and $300ish million of cash flow growing the topline in the MSD to HSD range). Obviously the Turo and Vivian stakes each have value, and we trust that the companies can come to some agreement that is fair to both sets of shareholders.
Coming to terms on an MGM acquisition of PPLI and doing so quickly would be a win/win. We urge both of you and your advisors to get into a room and hammer out a transaction that we trust would be fair to both sets of shareholders. We would welcome the opportunity to be an honest broker in that discussion.
Best,

 /s/ Owen M. Wurzbacher                                                           /s/ Jonathon S. Jacobson

Owen M. Wurzbacher                                                                  Jonathon S. Jacobson
Chief Investment Officer                                                             Non-Executive Chairman

Cc: William J. Hornbuckle